Exhibit 99.1

FOR IMMEDIATE RELEASE

DARDEN ISSUES STATEMENT REGARDING STARBOARD’S OPERATIONAL PLAN

ORLANDO, Fla., September 12, 2014 – Darden Restaurants, Inc. (NYSE: DRI) today commented on the operational plan proposed by Starboard Value L.P. and its affiliates (“Starboard”).

“We remain open minded toward all ideas that support long-term value creation for our shareholders and improve the dining experience for our guests,” said Gene Lee, President and Chief Operating Officer of Darden. “While we will carefully and thoughtfully review Starboard’s plan, which has been promised by Starboard for some time, upon initial review, we believe many of the brand and cost optimization strategies are already being implemented across our company and are showing results.”

Mr. Lee continued, “The Olive Garden Brand Renaissance is well underway, and the improvements we are seeing in guest satisfaction and traffic trends reinforce our confidence in Olive Garden’s potential. In addition, our efforts to grow and develop LongHorn Steakhouse and our Specialty Restaurants are on track. As we evaluate the Starboard plan, we will work to continue making strong progress across our brands for the benefit of all Darden stakeholders, including our employees.”

Olive Garden® Brand Renaissance First Quarter Fiscal 2015 Highlights

Over the past year, Darden has been implementing far-reaching improvements for all elements of the Olive Garden business to reignite traffic growth and support margin expansion. Key initiatives have included enhancing culinary operations and service, introducing a core menu innovation, pursuing a new approach to advertising and promotions, and launching a re-imaging program. The Olive Garden Brand Renaissance is beginning to deliver positive results and reinforces the Company’s confidence in the brand’s ongoing development.

•	Guest experience and satisfaction scores are improving across the system, including Overall, Attentiveness, Pace of Meal and Food Taste, as a result of an intensified focus on service and food quality. Darden expects these to translate into higher traffic trends over time.

•	Online ordering, including a redesigned web experience and the national launch of an online To-Go platform, is underway and strengthening the take-out business. In the first quarter of fiscal 2015, Darden achieved a 13% increase in Olive Garden’s take-out business compared to the first quarter last year. Notably, check averages from online orders are significantly higher than those placed on the phone, which represents a margin growth driver should these trends continue.

•	Testing of tablet technology in several restaurants is underway and has generated encouraging results, including check growth due to an increase in add-on sales, increased table turns, a 60% pay-at-the-table rate and increased guest survey response rates, as well as an increase in tip percentage for servers.

•	Initial sales results from a pilot remodel program are encouraging. The Company has completed three remodels that reflect significant interior and exterior changes. This has resulted in a more than 10% increase in traffic on average in the remodeled restaurants as guests respond enthusiastically to the changes.

Darden Board Recommends Shareholders Vote on BLUE Card

Darden recommends that shareholders vote ONLY on the BLUE proxy card “FOR ALL” of Darden’s highly qualified, experienced and independent director nominees: Michael W. Barnes, Gregory L. Burns, Jeffrey H. Fox, Christopher J. Fraleigh, Stephen Odland, Michael D. Rose, Maria A. Sastre and Enrique Silva. Shareholders may vote by mail, phone or internet following the instructions on the BLUE proxy card.

CAUTION: Any vote on the white card is a vote for Starboard’s control slate as it could revoke any previous proxy you submitted using the BLUE proxy card. Only your latest-dated proxy counts. We urge shareholders – DO NOT SIGN OR RETURN ANY WHITE CARD. SIMPLY DISCARD IT.

Innisfree M&A Incorporated is serving as the Company’s proxy solicitor and can be contacted toll-free at (877) 825-8631.

About Darden Restaurants

Darden Restaurants, Inc., (NYSE: DRI), owns and operates more than 1,500 restaurants that generate approximately $6.3 billion in annual sales. Headquartered in Orlando, Fla., and employing 150,000 people, Darden is recognized for a culture that rewards caring for and responding to people. In 2014, Darden was named to the FORTUNE “100 Best Companies to Work For” list for the fourth year in a row. Our restaurant brands – Olive Garden, LongHorn Steakhouse, Bahama Breeze, Seasons 52, The Capital Grille, Eddie V’s and Yard House – reflect the rich diversity of those who dine with us. Our brands are built on deep insights into what our guests want. For more information, please visit www.darden.com.

Information About Forward-Looking Statements

Forward-looking statements in this communication regarding our ability to improve performance across our brands and enhance shareholder value and all other statements that are not historical facts, including without limitation statements concerning our future economic performance, plans or objectives and expectations regarding the sale of Red Lobster, benefits to Darden and its shareholders from such sale and related matters, are made under the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995. Any forward-looking statements speak only as of the date on which such statements are made, and we undertake no obligation to update such statements to reflect events or circumstances arising after such date except as required by law. We wish to caution investors not to place undue reliance on any such forward-looking statements. By their nature, forward-looking statements involve risks and uncertainties that could cause actual results to materially differ from those anticipated in the statements. The most significant of these uncertainties are described in Darden’s Form 10-K, Form 10-Q and Form 8-K reports (including all amendments to those reports). These risks and uncertainties include the ability to achieve Darden’s strategic plan to enhance shareholder value including realizing the expected benefits from the sale of Red Lobster, actions of activist investors and the cost and disruption of responding to those actions, including any proxy contest for the election of directors at our annual meeting, food safety and food-borne illness concerns, litigation, unfavorable publicity, risks relating to public policy changes and federal, state and local regulation of our business including health care reform, labor and insurance costs, technology failures, failure to execute a business continuity plan following a disaster, health concerns including virus outbreaks, intense competition, failure to drive sales growth, our plans to expand our smaller brands Bahama Breeze, Seasons 52 and Eddie V’s, a lack of suitable new restaurant locations, higher-than-anticipated costs to open, close, relocate or remodel restaurants, a failure to execute innovative marketing tactics and increased advertising and marketing costs, a failure to develop and recruit effective leaders, a failure to address cost pressures, shortages or interruptions in the delivery of food and other products, adverse weather conditions and natural disasters, volatility in the market value of derivatives, economic factors specific to the restaurant industry and general macroeconomic factors including unemployment and interest rates, disruptions in the financial markets, risks of doing business with franchisees and vendors in foreign markets, failure to protect our service marks or other intellectual property, impairment in the carrying value of our goodwill or other intangible assets, a failure of our internal controls over financial reporting, or changes in accounting standards, an inability or failure to manage the accelerated impact of social media and other factors and uncertainties discussed from time to time in reports filed by Darden with the Securities and Exchange Commission.